07021558

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

march 02, 07
~~November 9, 2006~~

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 19 & 16	March 2, 2007	Intimating the Stock Exchanges that the Board Meeting of the Company will be held on March 10, 2007 to consider inter alia declaration of Interim Dividend and fixed **Thursday, March 22, 2007 as 'Record Date'** to determine the equity shareholders who would be eligible to receive the Interim Dividend if declared by the Board of Directors at its meeting scheduled on March 10, 2007.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

3/6

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

March 2, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

We wish to inform you pursuant to Clause 19 of the Listing Agreement that a meeting of the Board of Directors of the Company (the Board) will be held on **Saturday, March 10, 2007** to consider, inter alia, declaration of Interim Dividend on equity shares of the Company.

We wish to further inform you pursuant to Clause 16 of the Listing Agreement that we have fixed **Thursday, March 22, 2007 as 'Record Date'** to determine the equity shareholders who would be eligible to receive the Interim Dividend if declared by the Board of Directors at its meeting scheduled on March 10, 2007. We are accordingly complying with Clause 19 of the Listing Agreement.

In the event of the Board deciding to pay Interim Dividend, we shall commence despatch of the Dividend Warrants on and from **Friday, March 23, 2007** to the Members whose names appear on the Company's Register of Members as on the Record Date and the beneficial owners as on that date, as per details received by the Company from National Securities Depository Limited and Central Depository Services (India) Limited.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxemburg
SA 11, Avenue de la Porte-Neuve
BP 165, L-2011

END